ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

February 12, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Christina Fettig

Re:	John Hancock Funds II (the “Trust”) - File No. 333-208895
Registration Statement on Form N-14

Dear Ms. Fettig,

On behalf of the Trust, we submit this letter in response to accounting comments received by telephone on February 1, 2016 and on February 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock New Opportunities Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II (the “Acquired Fund” and together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on January 6, 2016, accession no. 0001133228-16-006790.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

1.	Comment. Please either revise the Consent of Independent Registered Public Accounting Firm or include a reference to the accountant under the heading “Information Incorporated by Reference” and exclude the reference to the accountant under the heading “Pro Forma Financial Information” in the Statement of Additional Information.

Securities and Exchange Commission	- 2 -	February 12, 2016

Response. The requested revisions to the Statement of Additional Information have been made.

2.	Comment. Please provide supplementally the analysis required under North American Securities Trust[1] relating to the determination that the Acquiring Fund is expected to be the survivor of the Reorganization for performance reporting purposes.

Response. The Acquired Fund, the Acquiring Fund and their management believe that the Acquiring Fund is appropriately the accounting and performance survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The Staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.2 In this connection, the Staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”3

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting and performance survivor in the Reorganization. In this connection, management noted that:

(1)	The Acquiring Fund will be the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended (the “Investment Company Act”) registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

1 SEC No-Action Letter (publicly available August 5, 1994).

2 Id.

3 Id.

Securities and Exchange Commission	- 3 -	February 12, 2016

(2)	The Acquiring Fund and Acquired Fund are currently managed by John Hancock Advisers, LLC (“JHA”) and the Combined Fund also will be managed by JHA. While this factor does not weigh significantly in favor of treating one Fund over the other as the accounting and performance survivor, management of both Funds believes that this factor does not rebut the presumption that the Acquiring Fund should be the performance and accounting survivor.

(3)	While John Hancock Asset Management, a division of Manulife Asset Management (US) LLC, currently serves as sub-adviser for the Acquired Fund, the Acquiring Fund employs a multi-manager approach and is sub-advised by Brandywine Global Investment Management, LLC (“Brandywine”), Dimensional Fund Advisors LP (“DFA”), Gannett Welsh & Kotler, LLC (“GW&K”) and Invesco Advisers, Inc. (“Invesco”). The Combined Fund will be sub-advised by Brandywine, DFA, GW&K and Invesco following the Reorganization. Moreover, it is expected that the Combined Fund will continue to be managed by the same portfolio management teams that currently manage the Acquiring Fund.

Accordingly, the portfolio management of the Combined Fund is expected to be the same as the Acquiring Fund prior to the Reorganization and, as a result, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(4)	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are a number of similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several differences, and the Combined Fund therefore will resemble the Acquiring Fund more closely. Accordingly, management believes that this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor and subadvisors in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. While the portfolios of the Acquired Fund and the Acquiring Fund currently include some of the same securities, there are differences in the composition of the respective portfolios. Accordingly, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

Securities and Exchange Commission	- 4 -	February 12, 2016

(6)	The gross expense ratios of the Combined Fund are expected to be more similar to those of the Acquiring Fund than those of the Acquired Fund. Although, through the operation of a contractual expense limitation that has been implemented for the Acquiring Fund, the net expense ratios of the Combined Fund are expected to be identical to or lower than those of the Acquired Fund for each comparable share class before the Reorganization, management does not believe that this factor is sufficient to rebut the presumption that the Acquiring Fund is the accounting and performance survivor of the Reorganization. Management bases this conclusion on the fact that the classes of the Combined Fund following the merger will have expense structures substantially similar or identical to those of the Acquiring Fund (other than the new contractual expense limitations). Moreover, the management fee of the Combined Fund is expected to be the same as that of the Acquiring Fund. The Combined Fund will also offer the same share classes as the Acquiring Fund.

(7)	The Acquired Fund ($357.5 million in assets as of September 30, 2015) is somewhat larger than the Acquired Fund ($205.3 million in assets as of September 30, 2015), and the Combined Fund is expected to initially hold approximately $562.8 million in assets. Because the Funds are both relatively small, management believes that this factor is not sufficient to rebut the presumption that the Acquiring Fund is the accounting and performance survivor of the Reorganization.

Weighing all of the factors discussed above, management believes that these factors support the conclusion that the Acquiring Fund is the accounting and performance survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund and (b) the investment advisor, subadvisors, investment policies, advisory fees and gross expense ratios of each class of shares of the Combined Fund involved in the merger are substantially identical to those of the Acquiring Fund and are different in some respects from those of the Acquired Fund.

3.	Comment. In the letter to shareholders, please provide additional detail explaining the rationale for the Reorganization (e.g., concern over the declining assets under management of the Acquired Fund and/or the elimination of duplicative products). Please likewise add detail on the rationale for the Reorganization under the “Reasons for the Reorganization” heading on page 18 of the prospectus.

Response. The first paragraph of the letter has been revised as marked below (additions underlined and deletions in strikethrough). A similar addition has been made to the “Reasons for the Reorganization” section on page 18 of the prospectus.

At John Hancock Investments, we are continually reviewing our lineup of funds to ensure the delivery of value to our shareholders. Part of this assessment is to seek to lower account fees by ensuring that the funds grow large enough to achieve economies of scale and have strong performance in the market. Due to the foregoing, we recommended to the Board of Trustees, and they agreed, that the Fund should be merged into John Hancock New Opportunities Fund (formerly John Hancock Small Cap Opportunities Fund). The merger is intended to provide John Hancock Small Cap Equity Fund shareholders with access to the wider set of asset management talent of the John Hancock New Opportunities Fund. In addition, the merger would promote economies of scale by spreading expenses across a larger base of assets, which may reduce overall gross shareholder expenses in the future. John Hancock Small Cap Equity Fund and John Hancock New Opportunities Fund have substantially similar investment objectives and generally similar investment strategies and risks.

Securities and Exchange Commission	- 5 -	February 12, 2016

4.	Comment. Please explain the rationale for the name change referenced in the shareholder letter.

Response. The Acquiring Fund changed its name to “John Hancock New Opportunities Fund” from “John Hancock Small Cap Opportunities” fund effective June 1, 2015, in conjunction with certain changes to the Fund’s strategies and non-fundamental policies, including the removal of the Fund’s Rule 35d-1 80% policy. These changes were intended to provide the Fund’s subadvisors with greater flexibility to pursue the Fund’s investment objective, while maintaining the Fund’s focus on investing primarily in small-cap equities.

5.	Comment. The Staff notes that the facing sheet of the N-14 filing specifies an effective date of February 4, 2016, but the Registration Statement cannot become effective prior to 30 days after filing (February 5, 2016).

Response. The Trust agrees that the Registration Statement cannot be effective on February 4, 2016, and will treat February 5, 2016 as the effective date.

6.	Comment. In the first bullet point in the shareholder letter, please consider stating that the net expense ratio of each class of the Acquired Fund is expected to remain “the same or lower” following the Reorganization, rather than “the same.” Please also comment on the expected effect of the Reorganization on gross expense ratios. Throughout the prospectus and Statement of Additional Information, please generally add information on gross expense ratios in any context where you are currently comparing only net expense ratios.

Response. The relevant sentence in the shareholder letter has been revised as marked below (addition underlined). Similar changes have been made throughout the prospectus and Statement of Additional Information where appropriate. Marked copies of the complete prospectus and Statement of Additional Information have been provided to the Staff.

Following the reorganization, the net expense ratio of each class of John Hancock Small Cap Equity Fund is estimated to remain the same as, or lower than, it was prior to the reorganization, as a result of a contractual expense reimbursement, which would be implemented in connection with merger and remain effective until December 31, 2017. Gross expense ratios, which do not reflect these or other contractual expense limitations, are expected to increase for Class A, Class C, Class I and Class R6 shareholders of John Hancock Small Cap Equity Fund.

Securities and Exchange Commission	- 6 -	February 12, 2016

7.	Comment. In the shareholder letter, please note that the management fee for the Acquired Fund is estimated to be 20 basis points higher than the management fee for the Acquired Fund on a pro forma basis. Alternatively, please address the increased management fee in the “Comparison of Expenses” section starting on page 8 of the prospectus.

Response. The Trust respectfully submits that the second paragraph under the heading “Comparison of Expenses” clearly describes the current management fee paid by the Acquired Fund the management fee paid by the Acquiring Fund, both before and after giving effect to the Reorganization. The Trust respectfully declines to revise the shareholder letter in response to this comment on the grounds (i) that the letter, as drafted, is responsive to the requirements of Item 1 of Form N-14, (ii) the management fee increase is reflected in the language on gross expenses that has been added to the letter (see response to Comment 6 above) and (iii) the management fee increase is otherwise reflected in the fee table and management fee schedule that are included in the prospectus.

8.	Comment. If the Acquiring Fund’s investment objective or strategies changed in conjunction with the name change referenced in the shareholder letter, please consider including disclosure indicating that the performance results shown for periods prior to the change reflect a different objective and/or different strategies than those currently in place.

Response. The following footnote has been added to the bar chart for the Acquiring Fund in the “Fund’s Past Performance Section” of the prospectus.

Prior to September 27, 2014, the Acquiring Fund was managed solely by DFA and Invesco pursuant to a different investment strategy. The performance presented prior to this date should not be attributed to Brandywine or GW&K.

Effective June 1, 2015, the fund eliminated its policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies and adopted other investment strategy changes. The performance information presented for periods prior to June 1, 2015, reflects management of the fund consistent with investment strategies in effect during those periods (and without Brandywine and GW&K) and might have been different if the Fund’s investments had been managed under its current investment strategies by all of its current managers.

9.	Comment. Please explain supplementally the rationale employed in determining that Class B shareholders of the Acquired Fund would receive Class A shares of the Acquiring Fund in connection with the Reorganization.

Response. Holders of the Acquired Fund’s Class B shares will receive Acquiring Fund Class A shares because the expenses of Class A shares of the Acquiring Fund most closely correspond to the expenses of Class B shares of the Acquired Fund.

Securities and Exchange Commission	- 7 -	February 12, 2016

10.	Comment. On the first page of the prospectus, under the heading “How the reorganization will work,” please revise the bulleted item “No sales charges will be imposed on shares of New Opportunities Fund received by shareholders of Small Cap Equity Fund” to clarify that the statement applies only to shares received in the Reorganization.

Response. The requested change has been made.

11.	Comment. Please provide the Staff supplementally with the percentage of the assets of the Acquired Fund that is anticipated to be sold as a result of the Reorganization. If significant, please revise the “Further Information on the Reorganization” section beginning on page 23 of the prospectus to include this information, as well as disclosure of the amount of brokerage commissions or other transaction costs expected to be incurred as a result of the portfolio repositioning, and disclose expected tax effects to shareholders of the Acquired Fund of the Reorganization. Please also consider adding this disclosure to the shareholder letter or otherwise address it near the beginning of the prospectus. Please note that, if the Trust anticipates that more than 5% of the Acquired Fund assets will be sold as a result of the Reorganization, it may, depending on the circumstances, be necessary to include in the Registration Statement “full” condensed pro forma financial statements rather than narrative pro forma financial statements. Please ensure that any narrative pro forma financial statements are consistent with the guidance set forth in the 2010/11 Investment Company Industry Developments Audit Risk Alert.

Response. In response to this comment, the Trust has expanded the “Pro Forma Financial Information” section of the Statement of Additional Information to include disclosure of the costs of the Reorganization to each Fund, discussion of tax consequences of the Reorganization and information pertaining to portfolio realignment in connection with the Reorganization in what the Advisers believe is an easily understandable format. The Trust confirms that the narrative pro forma financial statements, as revised, are consistent with the guidance set forth in the 2010/11 Investment Company Industry Developments Audit Risk Alert.

The Trust respectfully submits, furthermore, that narrative pro forma financial statements are appropriate for this Registration Statement. Rule 11-01 of Regulation S-X requires that pro forma financial information be furnished in the case of a business combination. The preparation requirements regarding pro forma financials are stated in Rule 11-02 of Regulation S-X. Subsection (b)(1) of Rule 11-02 states in relevant part regarding the form and content of pro forma financials that “[i]n certain circumstances (i.e. where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.” Accordingly, this rule clearly provides that a narrative description of pro-forma adjustments may suffice in certain circumstances.

The Trust believes that the narrative description of the pro forma effects of the Reorganization as provided in the Trust’s Form N-14 is appropriate under this provision and meets Regulation S-X form and content requirements. In the case of the Reorganization, a limited number of pro forma adjustments would be made to the expenses and those adjustments are easily understood. In fact, the Trust believes that a narrative description would inform a shareholder of the pro forma effects more directly and clearly than would a lengthy full pro forma financial presentation.

Securities and Exchange Commission	- 8 -	February 12, 2016

Registered investment companies generate gross ordinary income from investments and incur expenses from operations; they also generate gains and losses from trading underlying securities. Most mutual fund financial statements and the related footnotes are relatively straight-forward. Because registered investment companies function as pass-through entities so long as they meet with certain conditions of the Internal Revenue Code, there is generally no income adjustment as a result of a pro forma combination of financial statements (i.e. the pro forma financial effects are simply A+B = A+B).

More specifically, the instructions and other adjustments that have an impact on pro forma financials typically include, among others:

▪	discontinued segments;

▪	amortization of goodwill and other intangible assets;

▪	depreciation and amortization of property plant and equipment;

▪	allocation of purchase price;

▪	income tax adjustments;

▪	adjustment for employees stock-based compensation; and

▪	inter-company revenues and cost of good/services.

These adjustments clearly relate and are intended to relate to operating companies and are of limited or no relevance to investment companies. In contrast to a registered investment company’s financial statements, an investor reviewing an operating company’s financials might not be able to ascertain certain pieces of information even if the individual financials conform to generally accepted accounting principles. The adjustments that typically impact pro forma financials do not apply to a registered investment company. In the case of a merger between registered investment companies, only expenses are affected. In the instant Reorganization, expenses will remain the same or be reduced due to contractual expense waivers. In this instance, the Trust believes that a narrative description would present shareholders with the anticipated expense adjustments more clearly than would a full presentation of pro forma financials. Operating expense adjustments are also clearly shown in the pro forma combined expense table included in the prospectus/proxy statement.

We note that Regulation S-X applies to a wide variety of registrants. Within the range of registrants that would be required to provide pro forma financials, mutual fund financials are relatively straight-forward with limited adjustments and for this reason, the Trust believes that a mutual fund merger is one of the few circumstances in which a narrative description of pro forma effects of the transaction would be appropriate.

Securities and Exchange Commission	- 9 -	February 12, 2016

The Advisor anticipates that portfolio holdings of the Acquired Fund that are not held by the Acquiring Fund, which represented approximately 65% of the Acquired Fund’s net assets as of August 31, 2015, would have been sold in connection with the Reorganization. The Advisor believes that the Acquiring Fund would have invested the proceeds of the sale of such Acquired Fund assets in the securities then held by the Acquiring Fund, and in the same proportions. The Advisor believes that narrative pro forma financial statements can convey this information more effectively and efficiently than a pro forma Schedule of Portfolio Investments as of August 31, 2015, which would presumably reflect this assumption.

The Trust is aware that some investment companies include full pro forma combined financial statements in Form N-14 registration statements covering fund reorganizations. The Trust also agrees that there is no question that such an approach is permissible. However, the Trust strongly believes for the reasons expressed above that this is not required and that the narrative approach taken is actually of more utility to shareholders considering the reorganization. Finally, the Trust also notes that this approach is not unprecedented. Among others, this approach has been taken in connection with the following N-14s: AIM Counselor Series Trust (INVESCO Counselor Series Trust), File No. 333-185977 (filed 1/11/2013); BlackRock Liquidity Funds, File No. 333-206288 (filed 10/26/2015) and Vanguard Tax-Managed Funds, File No. 333-193415 (filed 1/17/2014).

12.	Comment. Under the heading “Where to Get More Information” before the table of contents in the prospectus, please consider adding a reference to the most recent semiannual shareholder report of the Acquiring Fund.

Response. The requested change has been made.

13.	Comment. In the table under the heading “Comparison of Funds’ Classes of Shares” on page 7 of the prospectus, please add information for Class B shares of the Acquired Fund.

Response. The requested change has been made, and the relevant disclosure has been revised to clarify the comparison of the Acquired Fund’s Class B shares to the Acquiring Fund’s Class A shares.

14.	Comment. Please consider revising the expense table on page 9 of the prospectus to include line items for sales charges and small account fees and adding additional line items for “Service plan fee” and “Additional other expenses” to the extent such fees are included in the expense table of the Form N-1A prospectus for a share class.

Response. Line items have been added where appropriate to show sales charges and small account fees. The Trust respectfully submits that there is no “Service plan” fee broken out in the expense table of the Form N-1A prospectus for either Fund. The Trust also submits that the “Additional other expenses” are already appropriately reflected in the fee table, though they are reported as “Other expenses,” as neither of the Funds has more than one category of “Other expenses” included in its Form N-1A prospectus fee tables.

Securities and Exchange Commission	- 10 -	February 12, 2016

15.	Comment. As appropriate, please add footnote 1 (addressing restatement of management fees) and footnote 2 (addressing restatement of other expenses) from the Acquiring Fund’s fee table in its Form N-1A prospectus to the fee table included in the prospectus.

Response. The requested change has been made.

16.	Comment. In the fee table on page 9 of the prospectus or in the capitalization table on page 26, please make clear that the assets attributable to Class B shares of the Acquired Fund will be transitioned to Class A shares of the Acquiring Fund.

Response. The below has been added as footnote 1 to the capitalization table:

Pro forma amounts for Class A shares of the Acquiring Fund reflect the inclusion of shares and net assets currently attributable to both Class A and Class B shares of the Acquired Fund.

17.	Comment. Please confirm that the contractual expense limitations disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the Registration Statement, as required by Form N-14 and, if so, please revise the expiration date of the contractual expense limitations accordingly.

Response. The Registration Statement has been revised to be consistent with this comment.

18.	Comment. Please confirm that the agreement governing the expense limitations described in footnote (c) on page 10 of the prospectus has been filed with the SEC, or advise as to whether the agreement will be filed.

Response. The expense limitation agreement referenced in footnote (c) on page 10 of the prospectus was filed as Exhibit (h)(9) the Trust’s amendment to its registration statement on Form N-1A filed December 28, 2015 (accession no. 0001133228-15-006622).

19.	Comment. The Staff notes that the lead-in language to the expense example tables on pages 10-11 of the prospectus states that the only the first year (the first two years for pro forma expenses of the combined fund) reflects contractual expense limitations. Please revise the expense example tables to reflect expense reimbursement or fee waiver arrangements for the exact period during which they are to be in place, even if termination does not correspond to a year end, and update the lead-in language accordingly.

Response. The Registration Statement has been revised to be consistent with this comment.

20.	Comment. The Staff notes that the expense example included for Class R6 shares of the Acquired Fund in the table on page 11 of the prospectus does not appear to reflect the contractual expense limitation in place for that Fund and share class. Please revise accordingly.

Response. The requested change has been made.

Securities and Exchange Commission	- 11 -	February 12, 2016

21.	Comment. Please revise the schedules of management fees on page 12 of the prospectus and under the heading “Annual Advisory Fee Rates” in the Statement of Additional Information to reflect the new advisory fee rates that became effective January 1, 2016 for the Acquiring Fund (as referenced in footnote (b) to the fee table).

Response. The requested changes have been made.

22.	Comment. In the first full paragraph on page 19 of the prospectus, under the heading “Board consideration of the Reorganization,” please include additional detail describing the various alternatives to the transaction that the board considered pursuant to factor (11): “possible alternatives to the Reorganization.”

Response. The Trust has revised the final sentence of the second paragraph under the heading “Board consideration of the Reorganization” to include the language below (addition underlined):

(11) possible alternatives to the Reorganization, including the possible liquidation of the Acquired Fund.”

23.	Comment. Please revise the capitalization table on page 29 of the prospectus to include all share classes of each Fund, including those not involved in the reorganization. Please also consider disclosing the total net assets for each Fund.

Response. The requested change has been made.

24.	Comment. In the last paragraph in the Statement of Additional Information, please show each of the fees and expenses in basis points as a percentage of net assets, in addition to the gross dollar and per-share amounts already shown.

Response. The requested change has been made.

25.	Comment. The Staff notes that the “Pro Forma Financial Information” section of the Statement of Additional Information references Fund net assets and Acquired Fund securities positions as of September 30, 2015. Please revise the disclosure here and elsewhere in the Registration Statement to state net assets and similar information as of August 31, 2015.

Response. The Trust has revised the prospectus and Statement of Additional Information to provide Fund net assets and overlapping security positions as of August 31, 2015.

26.	Comment. The Staff notes that the lead-in language to the expense examples references a Class R6 expense limitation that is not included in the footnotes. Please restore the footnote if it is applicable.

Response. The Trust has added the footnote to the fee table. The Trust notes that there is no actual fee reduction associated with this expense limitation.

Securities and Exchange Commission	- 12 -	February 12, 2016

Tandy

27.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Trust acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Thomas W. Dee

Ariel Ayanna